SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21

Corporate Registry (NIRE): 33 300 276 963

Notice to the market:

TIM confirmed for the third consecutive year in the ISE portfolio

Rio de Janeiro, November 26th, 2010 – TIM Participações S.A. (BOVESPA: TCSL3, and TCSL4; and NYSE: TSU), hereby announces that its shares will be included in the new portfolio of the BM&FBovespa’s Corporate Sustainability Index (ISE), representing the maintenance of TIM in the index as it was already in the 2009-2010’s portfolio. The new portfolio will be effective from January 3rd, 2011. The index is comprised of only those companies with an exceptional strong commitment to sustainability and social responsibility.

The new portfolio, which will remain valid until December 29th, 2011, is comprised of companies selected from 53 firms that replied to a questionnaire compiled by the Sustainability Study Center (GVCes) of the Fundação Getúlio Vargas Business School (FGV-EAESP) and sent to 182 companies with the Bovespa’s 200 most liquid shares. The ISE is comprised of 47 shares of 38 companies, which represent 18 sectors with a combined market cap of R$ 1.17 trillion, equivalent to 46.1% of the total market cap of the firms whose shares are traded on the BMF&Bovespa (by 24/11/2010).

The Company’s maintenance in the ISE portfolio has underlined TIM’s commitment to constantly improving relations with all its stakeholders – clients, employees, suppliers, shareholders and the community – and strengthening the performance of its environmental indicators. Since 2008, TIM Participações makes every effort, both internally and externally, to instill principles of United Nations’ Global Pact and is as envisaged in its Code of Ethics.

One of the initiatives that contributed for TIM’s inclusion in ISE was the creation of Sustainability Committee, directly linked to the Company’s Board of Directors, bringing up discussions of the subject to the top of the Company’s decision making. Another differential was the receiving of ISO 14001:2004 certificate for “Gerenciamento do Monitoramento e Informação de Desempenho e Qualidade da Rede” activities in the operational units in Rio de Janeiro and Santo André (SP).

Claudio Zezza

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 26, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.